U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

FOUR SEASONS HOTELS INC.
1165 Leslie Street
Toronto, Ontario, Canada M3C 2K8
(Address of principal executive offices.)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F | |	Form 40-F |X|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes | |	No |X|

        If “Yes” marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-________

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOUR SEASONS HOTELS INC.

/s/ Sarah Cohen
By:	Sarah Cohen Vice President, Corporate Counsel Assistant Secretary

Four Seasons Hotels and Resorts

Third Quarter Ended September 30, 2002

Message to Our Shareholders

After taking an asset impairment charge, the Company realized a net loss of $12.3 million ($0.35 basic and diluted loss per share) for the three months ended September 30, 2002, as compared to net earnings of $32.0 million ($0.92 basic earnings per share and $0.80 diluted earnings per share) for the third quarter of 2001. The third quarter financial results include an asset impairment charge, net of applicable income taxes, of $17.5 million ($0.50 basic and diluted loss per share) relating to the Company’s investments in Four Seasons hotels in Caracas and Sydney. Included in net earnings for the third quarter of 2001 was approximately $29 million ($0.83 basic earnings per share and $0.72 diluted earnings per share) relating to gains realized by the Company, net of applicable income taxes, on the disposition of its interests in Four Seasons Hotel Prague and The Regent Hong Kong.

The asset impairment charge relating to Four Seasons hotel in Caracas has arisen from the indefinite closure of the hotel after, among other things, the owner was unable to provide the financial resources necessary to continue operations. During the third quarter, near-term business solutions were explored to resolve the situation, but those initiatives were ultimately unsuccessful. While we continue to believe that the hotel will reopen under our management, the business and legal process required to achieve this result is likely to take many months. As a result of the uncertainty, we concluded that a full asset impairment charge of our current exposure was required. The asset impairment charge relating to Four Seasons Hotel Sydney is a result of ongoing weakness in travel demand in that market, exacerbated by near-term excess supply. We have reviewed our other investments and loans to our hotels under management and do not expect to make any other asset impairment charges for items on the balance sheet.

Ongoing economic uncertainty and geopolitical tensions make the short-term operating outlook very difficult to predict. Nonetheless, we believe that the future of Four Seasons remains bright. By nature, our business is very long term, with management contracts averaging almost 60 years in length, and the hotels under our management built to last a century or more. Moreover, the underlying fundamentals of the travel and tourism industry remain strong, with real growth in this business expected to exceed 4% each year over the next decade. We have an unparalleled market position to benefit from those trends, with a growing portfolio of irreplaceable properties in irreplaceable locations.

We recently opened our second hotel in Tokyo, Four Seasons Hotel Tokyo at Marunouchi. In a premier location for both business and leisure travellers, this hotel offers state-of-the-art technology, exceptional interior finishes and hallmark Four Seasons service. This newest addition to the portfolio is expected to generate additional recognition and interest in the Four Seasons brand in Japan, much like what we are experiencing in China as a result of the success of the recently opened Four Seasons Hotel Shanghai.

During the quarter we also opened our first resort in the Middle East, Four Seasons Resort Sharm el Sheikh, and later this year we are planning to open two other hotels in the region. We expect both these hotels to realize high profit margins, resulting from low operating costs and a higher than average contribution to revenue from food and beverage facilities.

Given the continuing growth of the strength and awareness of the Four Seasons brand, we believe the outlook for our future growth continues to be exceptional. Recently published surveys of the world’s finest hotels, and statistics released by third parties regarding RevPAR (revenue per available room), show that Four Seasons’ pre-eminent position in the high end of lodging is improving. While we are pleased with this trend, we recognize the importance of remaining focused on the fundamental elements of our business that have set Four Seasons apart. To this end, we will remain committed to providing highly personalized service to our guests, achieving acceptable financial returns for our partners, and maintaining and enhancing our service culture through a continued commitment to Four Seasons personnel worldwide.

Although the timing of a sustained market recovery remains uncertain, we believe that adherence to our long-term strategy and our business model should position us well to benefit from demand growth when it occurs. The opening of new hotels and resorts will enhance our already strong international position, generating new awareness and customer demand for all our properties. As importantly, each new project provides a source of additional fee revenue, increasing the Company’s cash resources and liquidity position. Our strong financial position, the growing differential between Four Seasons and other operators in the level and consistency of our physical and service products, and the value of our future development pipeline, creates a unique opportunity for Four Seasons to further enhance its leadership in the luxury segment of the lodging industry. We look forward to the future with strength and confidence.

Isadore Sharp
 (signed)

Management’s Discussion and Analysis

As of November 8, 2002

The following should be read in conjunction with the accompanying consolidated financial statements and with the Management’s Discussion and Analysis and the consolidated financial statements contained in the Company’s 2001 Annual Report.

Earnings

After taking an asset impairment charge, the Company realized a net loss of $12.3 million ($0.35 basic and diluted loss per share) for the three months ended September 30, 2002, as compared to net earnings of $32.0 million ($0.92 basic earnings per share and $0.80 diluted earnings per share) for the third quarter of 2001.

The third quarter financial results include an asset impairment charge, net of applicable income taxes, of $17.5 million ($0.50 basic and diluted loss per share) relating to the Company’s investments in Four Seasons hotels in Caracas and Sydney. Included in net earnings for the third quarter of 2001 was approximately $29 million ($0.83 basic earnings per share and $0.72 diluted earnings per share) relating to gains realized by the Company, net of applicable income taxes, on the disposition of its interests in Four Seasons Hotel Prague and The Regent Hong Kong.

For the nine months ended September 30, 2002, net earnings were $13.6 million ($0.39 basic earnings per share and $0.37 diluted earnings per share), as compared to net earnings of $77.2 million ($2.21 basic earnings per share and $1.92 diluted earnings per share) for the comparable period in 2001.

Hotel Operating Results

The continued volatility of the equity markets, a delayed recovery in the global economy, and ongoing geopolitical concerns have continued to cause unprecedented volatility in business travel on a global basis. Leisure travel, while generally strong, is also being negatively affected in certain areas.

In addition to these more general factors, specific local events have caused unanticipated disruptions to the operations of certain of the Company’s properties. As a result of a dispute with its owner, Four Seasons Hotel Caracas has been effectively closed. The hotel is expected to remain closed until the dispute is resolved and the hotel’s debt and working capital arrangements can be restructured to provide sufficient funds to allow the property to operate on the basis specified in the Company’s management agreement. In the third quarter, Four Seasons Hotel Prague closed because of severe flooding. The Regent Hotel Jakarta, which was also closed because of flooding in February of this year, has not yet reopened. The two Four Seasons resorts in Bali are experiencing significant cancellations following the recent acts of terrorism in the area. As well, the New York market continues to have particular difficulty recovering from the events of and following September 11, 2001, which has significantly affected Four Seasons because of the Company’s 100% ownership interest in The Pierre, and the fees that Four Seasons normally earns in that market.

Four Seasons’ customer base consists of business travellers, groups (including corporate and incentive) and leisure travellers. During the quarter, hotels continued to experience lower demand from business travellers who typically yield some of the highest room rates. Leisure travel demand was more resilient than business travel during the quarter. However, with the exception of the Company’s two resorts in Hawaii and Four Seasons hotels in Paris and Milan, leisure travel also appears to be softening in the fourth quarter.

The ongoing reduced levels of business travel have impacted some of the regions in which the Company operates to a greater extent than others. In the United States, lower than normal travel volumes to New York had a significant impact on the Company as a result of its 100% ownership interest in The Pierre and the incentive fees that the Company normally earns in that market. The Pierre, which typically draws between 30% and 40% of its guests from outside of North America, was particularly affected by the decline in the volume of international travellers to the city. The New York market also has been very hard hit by the depressed level of activity in the US capital markets. Generally, business travel within Europe was weak, with the exception of Paris and Milan and, to a lesser extent, London.

RevPAR(1), on a US dollar basis, for worldwide Core Hotels(2) increased 2.1% during the third quarter of 2002, as compared to the same period in 2001. Although consistent with industry levels, overall worldwide occupancy levels at the hotels and resorts under Four Seasons management, particularly in the US, remained below historic levels. Achieved average rate was essentially unchanged for the three months ended September 30, 2002, on a US dollar basis, as compared to the same period in 2001, reflecting the Company’s strategy of maintaining room rates. RevPAR, on a local currency basis, for worldwide Core Hotels increased 0.4% during the third quarter of 2002, as compared to the same period in 2001. The Company is continuing its strategy of maintaining the product and services it has consistently provided to its customers without compromising room rates within a category.

Worldwide Core Hotels gross operating profits, on a US dollar basis, increased 1.2% in the third quarter of 2002, as compared to the same period in 2001. On a local currency basis, gross operating profits of worldwide Core Hotels decreased 1.1% in the third quarter of 2002, as compared to the same period in 2001. For the first nine months of 2002, RevPAR, on a US dollar basis, for worldwide Core Hotels decreased 5.7%, and the gross operating profits declined 11.5%, as compared to the same period in 2001. For the first nine months of 2002, RevPAR, on a local currency basis, for worldwide Core Hotels decreased 6.3%, and gross operating profits declined 12.2%, as compared to the same period in 2001. Gross operating profits declined, in part, due to higher costs relating to insurance, energy and employee benefits.

During the third quarter of 2002, RevPAR for US Core Hotels, on a US dollar basis, decreased 1.1%, and the gross operating profits declined 8.3%, as compared to the same period in 2001. For the first nine months of 2002, RevPAR for US Core Hotels, on a US dollar basis, decreased 7.6%, and the gross operating profits declined 15.6%, as compared to the same period in 2001. The results for US Core Hotels reflect the continued weakness in the majority of the Company’s US city centre hotels, offset to a limited degree by relative strength in some of the Company’s US resorts during the third quarter. However, leisure travel demand appears to be slowing in the fourth quarter.

In the third quarter of 2002, RevPAR for Canada/Mexico/Caribbean Core Hotels, on a US dollar basis, increased 10.1%, and the gross operating profits increased 48.9%, as compared to the same quarter in 2001. For the first nine months of 2002, Canada/Mexico/Caribbean Core Hotels experienced a decrease in RevPAR, on a US dollar basis, of 4.0%, and the gross operating profits declined 7.7%, as compared to the same period in 2001.

In the third quarter of 2002, RevPAR for Canada/Mexico/Caribbean Core Hotels, on a local currency basis, increased 13.3%, and the gross operating profits increased 50.8%, as compared to the same quarter in 2001. For the first nine months of 2002, Canada/Mexico/Caribbean Core Hotels experienced a decrease in RevPAR, on a local currency basis, of 3.5%, and the gross operating profits declined 7.8%, as compared to the same period in 2001. The performance of the Canada/Mexico/Caribbean Core Hotels in the third quarter is primarily attributable to the strong results in the Company’s resorts in Nevis and Punta Mita, although leisure travel appears to be softening.

During the third quarter there was a wide range of operating performance within the Europe/Middle East Core Hotels. Four Seasons Hotel George V Paris had an occupancy level of approximately 90% as a result of strong demand from both leisure and business travellers. Four Seasons hotels in Berlin, Cairo and Lisbon experienced occupancy levels of 50% or lower as a result of generally weak travel demand in those markets and, specifically as it relates to Berlin, as a result of the severe rain and flooding in Europe during August and September.

RevPAR for the Europe/Middle East Core Hotels, on a US dollar basis, increased 12.4%, and the gross operating profits increased 16.8% in the third quarter of 2002, as compared to the same period in 2001. RevPAR for the Europe/Middle East Core Hotels, on a local currency basis, increased 3.4%, and the gross operating profits increased 7.1% in the third quarter of 2002, as compared to the same period in 2001.

For the nine months ended September 30, 2002, RevPAR for the Europe/Middle East Core Hotels, on a US dollar basis, increased 1.5% and the gross operating profits increased 2.4%, as compared to the same period in 2001. On a local currency basis, RevPAR for Europe/Middle East Core Hotels decreased 2.0%, and the gross operating profits decreased 1.5% during the first nine months of 2002, as compared to the same period in 2001.

For the third quarter of 2002, RevPAR for the Asia/Pacific Core Hotels, on a US dollar basis, increased 0.4%, and the gross operating profits declined 0.3%, as compared to the third quarter of 2001. The Asia/Pacific Core Hotels experienced a RevPAR decrease of 3.1% and a gross operating profits decrease of 3.7%, on a local currency basis, during the third quarter of 2002, as compared to the same period in 2001. Although the two Four Seasons resorts in Bali performed well during the third quarter with occupancy in the mid-70% range and an average daily room rate of approximately US$400, as a result of the recent acts of terrorism in Bali, it is expected that much of their fourth quarter business will be dislocated. The Company anticipates that some of the guests that had booked stays in Bali will go to other Four Seasons resorts; however, it is unclear how other hotels and resorts in the region will be affected by the events. Additionally, Australia has continued to experience weakness in both domestic and international tourism, which has affected, and is continuing to affect the Company’s hotel in Sydney.

For the nine months ended September 30, 2002, RevPAR for the Asia/Pacific Core Hotels decreased by 5.6%, on a US dollar basis, as compared to the same period in 2001, and the gross operating profits declined 10.1%, on a US dollar basis. On a local currency basis, RevPAR for the Asia/Pacific Core Hotels decreased 6.8% and gross operating profits decreased 11.1% in the first nine months of 2002, as compared to the same period in 2001.

RevPAR for the Company’s worldwide core resort portfolio, on a US dollar basis, was essentially unchanged in the third quarter of 2002, as compared to the same period in 2001. The third quarter is typically a season of weaker demand for the majority of the resorts under the Company’s management. Average resort occupancies declined by 1.1 percentage points to 63.5%, while the average daily room rate increased 1.7% to US$368, as compared to the third quarter of 2001. During the third quarter of 2002, Four Seasons Resort Maui began a significant renovation program to update and improve its spa, restaurant and certain guest rooms in the resort. The improvements are scheduled to be completed in early December. While both of the Company’s resorts in Hawaii are expected to perform well during the fourth quarter, it appears that overall leisure travel demand may be slowing.

For the nine months ended September 30, 2002, the Company’s resort portfolio experienced a US dollar RevPAR decline of 3.2%, as compared to the same period in 2001, as occupancies declined on average by 2.4 percentage points to 70.0% and the average daily room rate was essentially unchanged at US$406, as compared to the same period in 2001.

Management Operations

Management fee revenues increased 18.8% to $32.6 million for the quarter ended September 30, 2002, as compared to the same period in 2001. Part of this relative increase relates to the incentive and base fees from Four Seasons Hotel London, a portion of which were reversed in the third quarter of 2001. Fees from hotels and resorts recently opened or under development also contributed to the increase. Management fee revenues decreased 11% to $108.6 million for the nine months ended September 30, 2002, as compared to the same period in 2001, due primarily to a decrease in fees earned from residence club projects and the expiry of The Regent Hong Kong management contract in 2001.

Total management fees and incentive fees in the third quarter of 2002 were $20.9 million, as compared to $17.0 million for the same period in 2001. During the third quarter of 2002, the Company reversed approximately $1 million of incentive fees booked in the first and second quarters of 2002, as compared to a reversal in the third quarter of 2001 of approximately $3.5 million relating to incentive fees accrued in the first and second quarters of 2001. These reversals were due to certain of the Company’s properties under management experiencing profitability declines over the third quarter, causing them to miss their hurdle targets.

Notwithstanding the increase in fee revenues in the quarter ended September 30, 2002, management fees, incentive fees and fees from Four Seasons residential projects were below the levels anticipated by the Company when guidance was provided in August. Incentive fees are typically calculated based on adjusted operating profits of the hotels and resorts under management. As a result of total revenues and profitability at the hotels and resorts under management being below levels anticipated by the Company in August, management fees and incentive fees were approximately $4 million lower in the third quarter of 2002 than expected.

General and administrative expenses increased 11.7% and 3.0% to $17.2 million and $48.2 million for the three months and nine months ended September 30, 2002, respectively, as compared to the same periods in 2001. The relative increases in the expenses for third quarter compared to the full nine months ended September 30, 2002 reflects the timing of the expenses incurred.

Four Seasons’ management earnings before other operating items for the third quarter of 2002 increased 27.7% to $15.5 million, as compared to $12.1 million for the third quarter of 2001. Management earnings before other operating items for the nine months ended September 30, 2002 were $60.4 million, as compared to $75.2 million for the same period in 2001.

The management operations profit margin(3) for the quarter ended September 30, 2002 was 47.4%, as compared to 44.1% for the same period in 2001, and was 55.6% for the nine months ended September 30, 2002, as compared to 61.6% for the same period in 2001. The decline in the third quarter management operations profit margin is the result of the factors described above.

Ownership Operations(4)

Ownership operations losses, before other operating items, were $6.6 million in the third quarter of 2002, as compared to losses of $6.0 million in the third quarter of 2001. The majority of this loss was generated by The Pierre, which contributed $5.0 million to the ownership loss in the quarter, as compared to $4.9 million to the loss for the same period in 2001. The Pierre’s RevPAR was essentially unchanged during the third quarter of 2002, as compared to the same period in 2001. The other revenues of the hotel declined, however, as a result of a decline in banqueting and ancillary revenues. The combination of these lower revenues with higher labour costs resulted in an increased loss from The Pierre during the third quarter of 2002, as compared to the same period in 2001.

In addition, Four Seasons Hotel Berlin experienced a weak third quarter, primarily due to weak demand in business travel in that market and as a result of the severe rain and flooding in Europe during August and September.

Ownership operations losses, before other operating items, for the first nine months of 2002 were $15.0 million, as compared to $10.5 million for the comparable period in 2001. The increase in ownership losses was primarily due to an increase in ownership losses from The Pierre of $3.1 million and Four Seasons Hotel Berlin of $1.0 million.

Other Income/Expense

Other expenses for the third quarter of 2002 were $21.7 million, compared to other income of $30.9 million for the same period in 2001. Other expenses for the nine months ended September 30, 2002 were $20.1 million, compared to other income of $34.6 million for the same period in 2001. The other expenses for the quarter and nine months ended September 30, 2002 relate primarily to an asset impairment charge of $23.1 million relating to the Company’s investments in Four Seasons Hotel Caracas and Four Seasons Hotel Sydney.

The Company is in dispute with the owner of Four Seasons Hotel Caracas regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the default on a US$5 million loan owed to the Company that is secured by a second mortgage and that is registered against the hotel. Formal notice of the default has been given to the owner. The dispute has been referred to arbitration and the arbitration proceedings have commenced. Due to the ongoing financial difficulties of the owner of the Caracas hotel and the resulting working capital deficiencies at the hotel, Four Seasons Hotel Caracas has been effectively closed and is expected to remain closed until the dispute is resolved and the hotel’s debt and working capital arrangements can be restructured to provide sufficient funds to allow the property to operate on the basis specified in the Company’s management agreement. The Company does not anticipate a reopening in the near term and the necessary reorganization of the capital structure of the hotel remains outstanding. As a result of the inability to achieve a timely resolution of the dispute with the owner and the necessary reorganization of the capital structure of the hotel and the indefinite closure of the property, the Company has recorded an asset impairment charge of approximately $16.1 million relating to Caracas in the third quarter, reducing its investment at September 30, 2002 to nil. This charge includes expenses related to legal and other enforcement costs. The Company will continue to pursue all available remedies with the objective of protecting its management rights and its loan and allowing the hotel to resume operations under Four Seasons management on a sound financial basis.

In addition, as a result of a lack of improvement in both domestic and international tourism in Australia, reduced expectations for operating results for Four Seasons Hotel Sydney, and a recent independent appraisal received in the third quarter which confirmed that conditions had deteriorated such that the Company may not fully recover its investment in the hotel, the Company recorded an asset impairment charge of $7 million relating to its $43.8 million investment in that hotel.

The Company realized a net foreign exchange accounting gain in the third quarter of 2002 of $2.1 million, as compared to a $1.3 million gain in the third quarter of 2001. The Company attempts to minimize the impact of fluctuations in foreign currencies through the use of foreign exchange forward contracts. The gain in the third quarter of 2002 was the result of a significant strengthening of various currencies against the Canadian dollar, relating primarily to the Company’s working capital position and other unhedged monetary assets. In light of the volatility in foreign currencies experienced during the quarter, the Company again increased the proportion of its working capital and other monetary assets that are hedged for the quarter ended December 31, 2002.

During the third quarter of 2001, the Company sold its 25% ownership interest in the entity that held the leasehold interest in The Regent Hong Kong and realized a gain on the sale of approximately $24.1 million. Also during that quarter, the Company completed the sale of its 67% interest in Four Seasons Hotel Prague and realized a gain on the sale of approximately $6.6 million.

Depreciation and Amortization

Depreciation and amortization expense was $3.8 million for the third quarter of 2002 and was $11.0 million for the nine months ended September 30, 2002, as compared to $4.2 million and $11.9 million, respectively, for the same periods in 2001. The decrease in depreciation and amortization expense was primarily attributable to a change in the accounting standard relating to goodwill and other intangible assets that became effective January 1, 2002 and is discussed in note 1(a) to the third quarter consolidated financial statements. This decrease was partially offset by additional amortization expense on new management contracts. If the new accounting standard had been in place during the third quarter of 2001, net earnings would have been increased by $781,000 ($0.02 basic and diluted loss per share), due to lower amortization expense. Similarly, for the nine-month period ended September 30, 2001, net earnings would have reflected an improvement of $2.3 million ($0.07 basic earnings per share and $0.05 diluted earnings per share) as a result of lower amortization expense (see reconciliation in note 1(a) to the third quarter consolidated financial statements).

Net Interest Income

The Company had net interest income of $535,000 in the third quarter of 2002, as compared to $1.7 million in the third quarter of 2001. Net interest is a combination of $4.2 million interest income, $2.7 million interest expense and $919,000 expense relating to the purchase of forward exchange contracts in the third quarter of 2002, as compared to $6.1 million, $4.1 million and $254,000, respectively, for the same period in 2001. The decrease in interest income is primarily due to lower cash and cash equivalents and lower interest rates earned on short-term cash deposits in the third quarter of 2002, as compared to the third quarter of 2001. The decline in interest expense is the result of the redemption of $100 million principal amount of unsecured debentures in November 2001.

For the nine months ended September 30, 2002, net interest income was $3.5 million, as compared to $6.5 million for the comparable period of 2001. The components of net interest were interest income of $13.5 million, interest expense of $8.3 million and expenses relating to the purchase of forward exchange contracts of $1.7 million, as compared to $19 million, $12.1 million and $374,000, respectively, during the same period in 2001.

Income Tax Expense

The Company’s effective tax rate during the third quarter and for the nine months ended September 30, 2002 was approximately 24%, as compared to 7.3% and 17.9% for the respective periods of 2001. The lower rates in 2001 were the result of the gain from disposition of certain investments realized during the third quarter not being subject to tax.

Balance Sheet

A part of the Company’s business strategy is to invest a portion of available cash to obtain new management agreements or enhance existing management arrangements. The loans or investments will only be made where the overall economic return to Four Seasons is expected to justify the investment. As a part of its ongoing balance sheet evaluation, the Company has reviewed each investment and has determined that the asset impairment charges discussed above under “Other Income/Expense” are required in respect of its investments in Four Seasons hotels in Caracas and Sydney.

As of September 30, 2002, the Company had cash and cash equivalents of approximately $193 million, as compared to $210 million at December 31, 2001. Cash and cash equivalents continue to be one of the largest assets on the Company’s balance sheet.

During the third quarter the Company, pursuant to its normal course issuer bid, purchased 337,600 of its Limited Voting Shares through the facilities of The Toronto Stock Exchange and the New York Stock Exchange for a total purchase price, including commissions, of approximately $16.5 million. Of this amount, $8.8 million was paid in September, with the remaining $7.7 million being paid in October upon settlement.

Long-term obligations were $126 million as at September 30, 2002 and $119.4 million as at December 31, 2001. The increase in long-term obligations is primarily related to the capitalization of accrued interest on the Company’s zero-coupon convertible debt. The Company’s debt position consists primarily of its zero-coupon convertible debt that matures in 2029 and that is redeemable by the Company at any time after September 2004 (the terms and conditions of the convertible notes are more fully described in the Company’s 2001 Annual Report). On Tuesday, November 5, 2002, Standard and Poor’s and Dominion Bond Rating Agency confirmed their investment grade ratings for the Company.

Cash Flow

The Company generated $18.3 million of cash from operations in the third quarter of 2002 and $32.2 million during the nine months ended September 30, 2002, as compared to $16.8 million and $75.4 million, respectively, for the same periods in 2001. The decrease in cash from operations of $43.2 million for the nine months ended September 30, 2002, as compared to the same period in 2001, was primarily due to lower earnings of $14.8 million generated by management operations and a higher loss from ownership operations of $4.5 million (as discussed above) and an increase in non-cash working capital of $22.1 million. The change in net working capital relates to an increase in receivables, the majority of which are expected to be received by year end. During the third quarter and for the nine months ended September 30, 2002, the Company funded $13.9 million and $20.6 million, respectively, in new management opportunities.

The Company expects total capital spending and dividends in 2002 to be approximately the same as in 2001 (approximately $73.5 million). During the remainder of 2002, the Company expects to make investments in a number of Four Seasons projects, including Jackson Hole and Costa Rica. As discussed above, the Company spent $16.5 million for share repurchases made in the third quarter of 2002 pursuant to its normal course issuer bid. Of this amount, $8.8 million was paid in September, with the remaining $7.7 million being paid in October upon settlement.

Lease and Contingent Commitments

As discussed in the Company’s 2001 Annual Report, the Company has certain lease and contingent commitments. There has been no material change to these commitments through the first nine months of 2002 and the Company does not anticipate any material change in respect of these commitments over the remainder of this fiscal year.

Stock Option Expense

Effective January 1, 2002, the Canadian Institute of Chartered Accountants issued a new standard relating to the accounting for stock-based compensation and other stock-based payments. The new accounting standard requires the use of a fair value based method to account for stock-based payments to non-employees, and for employee awards that are direct awards of stock, cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002.

As permitted by the new standard, the Company is continuing to use its existing policy, under which no compensation expense is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as capital stock.

The Company recognizes that the granting of options to employees represents a cost, but believes that it is prudent to wait for the anticipated releases from the various accounting bodies regarding the required accounting treatment of stock-based compensation prior to changing its method of accounting. For the three months and nine months ended September 30, 2002, if the Company were to have adopted the fair value based method, the impact would have been an increased compensation expense of $736,000 and $958,000, respectively, an increase in basic loss per share of $0.02 and a decrease in basic earnings per share of $0.03, respectively, and an increase in diluted loss per share of $0.02 and a decrease in diluted earnings per share of $0.02, respectively. The resulting expense would increase in future years as additional options are granted to employees.

Current Operating Outlook

The Company expects that the remainder of the year will continue to be challenging due to the continued volatility of the equity markets and the delayed recovery of the global economy and ongoing geopolitical concerns, which have continued to cause unprecedented disruption in business travel on a global basis. Leisure travel, while generally strong, is also being negatively affected in certain areas. The continuing uncertainty regarding the timing and extent of an economic recovery and the geopolitical situation continue to make it unusually difficult to develop forward-looking information with any confidence.

On a full-year basis, the Company continues to expect its average daily room rates for 2002 to be comparable with both 2000 and 2001. However, in the current environment, the Company has revised its estimates to reduce the RevPAR and net earnings expectations for the remainder of the year based on information currently available.

The Company currently expects fee revenues on a full year basis to be approximately 10% below those achieved in 2001. General and administrative expenses are expected to continue to remain generally unchanged compared to 2001 on a full year basis. Accordingly, the Company expects that the management operations profit margin for the full year 2002 will be approximately 54%.

With the weak business travel conditions in New York and resulting impact on The Pierre, the Company expects ownership operations losses for the full year 2002 to be approximately $18 million.

During the fourth quarter the Company expects to incur approximately $2 million (approximately $0.06 per share) of legal and other enforcement costs relating to efforts to resolve the disputes with the owners of the Four Seasons hotels in Seattle and Caracas.

In the second quarter of this year, the owner of Four Seasons Olympic Hotel in Seattle began marketing the hotel for sale. The owner has provided the Company with notice of termination of its management agreement in connection with the closing of a proposed sale of the hotel. The Company strongly disagrees with the owner’s assertion that it is entitled to sell the hotel free of the Company’s management. During the quarter, the owner commenced arbitration proceedings on the matter. Those proceedings are ongoing and a hearing date has been scheduled for the second quarter of next year. The Company expects to incur approximately $1.2 million in legal and other fees in the fourth quarter in connection with this issue. The Company is seeking recovery of those costs as part of the arbitration award.

In the third quarter, Four Seasons Hotel Prague closed because of severe flooding. The Company believes that there is adequate insurance to cover the business interruption caused by this temporary closing. The Regent Hotel Jakarta, which was also closed because of flooding in February of this year, has not yet reopened. The timing on the reopening of the hotel is uncertain pending resolution of discussions with the insurer regarding the expenses relating to the repairs and interruption of business of the hotel.

For the year ended December 31, 2001, the management fees from Four Seasons Olympic Hotel in Seattle and The Regent Hotel Jakarta represented less than 2.5% of total fee revenues for that year. For the nine months ended September 30, 2002, the management fees from Four Seasons Olympic Hotel and The Regent Hotel Jakarta represented approximately 1.8% of total fee revenues for that period.

The Operating Risks section of the Company’s 2001 Annual Report contains a discussion of the principal risks associated with the Company’s business.

New Unit Growth

Four Seasons is continuing to expand its international presence with several new projects. To date in 2002, new Four Seasons properties have opened in Shanghai, Sharm el Sheikh and a second hotel in Tokyo at Marunouchi. By the end of the year, the Company expects Four Seasons hotels in Amman and Riyadh to be added to the portfolio.

In 2003, the Company expects to open new Four Seasons hotels and resorts in Budapest, Hampshire (England), Provence at Terre Blanche, Jackson Hole, Exuma and Miami. A full list of the Company’s properties under construction or advanced development is provided in a schedule attached to this document.

The Company has indefinitely delayed its project in São Paulo as a result of an increase in the risk relating to the repatriation of the capital that was expected to be funded by the Company, and uncertainty regarding sufficient financing being in place for completion of that hotel given the adverse economic conditions prevailing in Brazil.

All dollar amounts referred to in this document are Canadian dollars unless otherwise noted. The financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of federal securities laws, including RevPAR, profit margin and earning trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events and expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the duration and severity of the current economic slowdown including the impact of the equity markets decline and volatility, the pace of the lodging industry’s recovery from the terrorist attacks of September 11, 2001 and subsequent terrorist attacks and threats around the world and the uncertainty concerning the potential for similar events; threats of war; supply and demand changes for hotel rooms and residential properties; competitive conditions in the lodging industry; relationships with clients and property owners; and the availability of capital to finance growth, any of which could cause actual results to differ materially from those expressed in or implied by the statements herein. These statements are made as of the date of this document, and the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

(1)	RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort.

(2)	The term “Core Hotels” means hotels and resorts under management for the full year of both 2002 and 2001. Changes from the 2001/2000 Core Hotels are the additions of Four Seasons Resort Nevis and Four Seasons Hotel Cairo at The First Residence, and the deletion of The Regent Jakarta (which closed for repairs in February 2002 following damage from extensive flooding).

(3)	The management operations profit margin represents management earnings, before other operating items, as a percent of management operations revenue.
(4)	Included in ownership operations earnings (losses) are the consolidated revenues and expenses from the Company’s 100% interest in The Pierre in New York, Four Seasons Hotel Vancouver, Four Seasons Hotel Berlin, distributions from minority ownership interests in properties that Four Seasons manages and corporate overhead expenses.

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Cash Provided by Operations

Consolidated Statements of Cash Flows

Consolidated Statements of Retained Earnings

Notes to Consolidated Financial Statements

(Unaudited)
(In thousands of dollars except per share amounts)

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2001.

1. Significant accounting policies:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing the Company’s annual consolidated financial statements for the year ended December 31, 2001, except as disclosed below:

(a) Intangible assets

Effective January 1, 2002, the Company adopted the new accounting standard for goodwill and other intangible assets as established by the Canadian Institute of Chartered Accountants (“CICA”) without restatement of prior periods. Intangible assets with indefinite useful lives are no longer amortized but are subject to impairment tests on at least an annual basis. Potential impairment of an intangible asset is determined by comparing the asset’s carrying value to its fair value. Any loss resulting from impairment tests effective January 1, 2002 must be recognized as a charge to opening retained earnings. Impairment arising subsequent to January 1, 2002 will be recognized as a charge to income. Intangible assets which do not have indefinite lives are amortized over their useful lives. These intangible assets are subject to an impairment test comparing carrying values to net recoverable amounts.

During the first quarter of 2002, in accordance with the new accounting standard, the Company completed its review of its existing intangible assets. That review determined that its investment in the rights to the Regent trade name, which was transferred to Carlson Hospitality Worldwide (“Carlson”) in 1997 in exchange for the entitlement to receive payments from Carlson based on a percentage of gross royalty revenue of new development projects, has an indefinite useful life. As required by the new standard, the Company tested this intangible asset for impairment as at January 1, 2002 under the new fair value based impairment methodology, and determined that its fair value was less than its carrying amount. As a result, the Company recorded during the first quarter of 2002 a decrease to retained earnings of $26,366, a decrease to investment in trademarks and trade names of $27,042 and an increase to future income tax assets of $676.

The Company has determined that none of its other intangible assets have indefinite lives and accordingly, amortizes such intangible assets over their estimated useful lives. Prior to 2002, the Company amortized its investment in management contracts on a straight-line basis over the terms of the contracts to a maximum of 40 years. Effective January 1, 2002, as required under the new accounting standard, the Company amortizes its investment in management contracts over the actual term of the contracts in proportion to the benefits received.

For the three months and nine months ended September 30, 2001, had the Regent trade name transferred to Carlson not been amortized and had the amortization of investment in management contracts been adjusted for the change in estimated useful lives, the reported net earnings, basic earnings per share and diluted earnings per share would be adjusted as follows:

(b)  Foreign currency translation and hedging relationships

Effective January 1, 2002, the CICA amended the accounting standard for foreign currency translation by eliminating the requirement to defer and amortize unrealized translation gains and losses on long-term foreign currency denominated monetary items with a fixed or determinable life. Due to the hedging relationships established by the Company during 2001 relating to its long-term receivables, long-term obligations, investments in self-sustaining foreign operations and foreign exchange forward contracts, the adoption by the Company of the amendment to the standard on accounting for foreign currency translation did not have an impact on the Company for the nine months ended September 30, 2002.

In addition, in December 2001, the CICA issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships, which will be effective for fiscal years beginning on or after July 1, 2003. The Company has not yet determined the impact of the implementation of this guideline on its 2004 consolidated financial statements.

(c) Stock-based compensation and other stock-based payments

Effective January 1, 2002, the CICA issued a new standard relating to the accounting for stock-based compensation and other stock-based payments. The new accounting standard requires the use of a fair value based method to account for stock-based payments to non-employees, and for employee awards that are direct awards of stock, cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002.

As permitted by the new standard, the Company has opted to continue to use its existing policy under which no compensation expense is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as capital stock. The new accounting standard does, however, require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

Accordingly, the compensation element of stock options issued by the Company during the first nine months of 2002, based on the fair value of the options on the date of grant, has been estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 4.01% to 5.20%; semi-annual dividend per Limited Voting Share of $0.055; volatility factors of the expected market price of the Company’s Limited Voting Shares ranging from 47.4% to 49.8%; and expected lives of the options ranging between 4 and 7 years, depending on the level of the employee who was granted stock options.

For the three months and nine months ended September 30, 2002, assuming the Company had accounted for its stock options issued under the fair value based method, pro forma net loss would have been $12,988 and pro forma net earnings would have been $12,636, respectively, pro forma basic loss per share would have been $0.37 and pro forma basic earnings per share would have been $0.36, respectively, and pro forma diluted loss per share would have been $0.37 and pro forma diluted earnings per share would have been $0.35, respectively. In calculating pro forma net earnings and loss and pro forma basic and diluted earnings and loss per share, stock options issued prior to January 1, 2002 have been excluded from the fair value based accounting method.

2. Shareholders’ equity:

In 2001, the Company filed its intention to acquire a maximum of up to 1.5 million Limited Voting Shares through a normal course issuer bid, such shares to be bought at market prices through the facilities of The Toronto Stock Exchange and the New York Stock Exchange. During the third quarter of 2002, 337,600 Limited Voting Shares having average issue proceeds of $3,513 were repurchased for aggregate consideration, including commissions, of $16,496 ($8,754 of which was paid in September with the remaining $7,742 being paid in October upon settlement). All of the shares repurchased were cancelled subsequent to September 30, 2002. The $12,983 excess of the aggregate repurchase price paid over the average issue price was allocated as follows: $148 to contributed surplus, representing the amount initially credited to contributed surplus relating to the class of shares repurchased, and the remaining $12,835 to retained earnings.

As at September 30, 2002, the Company has outstanding Variable Multiple Voting and Limited Voting Shares of 35,203,280 (including the 337,600 Limited Voting Shares repurchased by the Company but not cancelled as at September 30, 2002) and outstanding stock options of 5,760,329 (weighted average exercise price of $52.42). In addition, the Company has 655,404 convertible notes outstanding, each of which may be converted into 5.284 Limited Voting Shares of the Company. The Company, however, has the right to acquire for cash the notes that a holder has required to be so converted. Holders also have the right to require the Company to purchase all or a portion of their notes on September 23, 2004, September 23, 2009 and September 23, 2014 in consideration for Limited Voting Shares having a fair value equal to the issue price plus accrued interest to the date of purchase. The Company has the right to acquire for cash all or a portion of the notes that a holder has required to be so purchased. Also, on or after September 23, 2004, the Company may redeem for cash all or a portion of the notes.

3. Consolidated revenues:

Consolidated revenues for Four Seasons Hotels Inc. are comprised of revenues from Management Operations, revenues from Ownership Operations, distributions from hotel investments, less fees from Ownership Operations to Management Operations.

4. Revenues under management:

Total revenues under management were $654,166 for the three months ended September 30, 2002 ($609,130 for the three months ended September 30, 2001), and $2,092,585 for the nine months ended September 30, 2002 ($2,146,304 for the nine months ended September 30, 2001). Total revenues under management consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts which the Company manages. Approximately 69% of the fee revenues earned by the Company were calculated as a percentage of the total revenues under management of all hotels and resorts.

5. Other income (expense), net:

Included in other expense for the third quarter of 2002 is an asset impairment charge of approximately $16,100 relating to the Company’s investment in Four Seasons Hotel Caracas, which reduced its investment in the hotel to nil at September 30, 2002. The Company is in dispute with the owner of Four Seasons Hotel Caracas regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the default on a US$5,000 loan owed to the Company that is secured by a second mortgage and that is registered against the hotel. Formal notice of the default has been given to the owner. The dispute has been referred to arbitration and the arbitration proceedings have commenced. Due to the ongoing financial difficulties of the owner of the Caracas hotel and the resulting working capital deficiencies at the hotel, Four Seasons Hotel Caracas has been effectively closed and is expected to remain closed until the dispute is resolved and the hotel’s debt and working capital arrangements can be restructured to provide sufficient funds to allow the property to operate on the basis specified in the Company’s management agreement. The Company does not anticipate a reopening in the near term and the necessary reorganization of the capital structure of the hotel remains outstanding. The asset impairment charge was required as a result of the inability to achieve a timely resolution of the dispute with the owner and the necessary reorganization of the capital structure of the hotel and the indefinite closure of the property.

Other expense also included an asset impairment charge of $7,000 relating to the Company’s $43,800 investment in Four Seasons Hotel Sydney. The charge resulted from a lack of improvement in both domestic and international tourism in Australia, reduced expectations for operating results for Four Seasons Hotel Sydney, and a recent independent appraisal received in the third quarter which confirmed that conditions had deteriorated such that the Company would not fully recover its investment in the hotel.

Included in other income for the third quarter of 2001 was a gain of approximately $24,100 relating to the sale of the Company’s 25% ownership interest in the entity which leases The Regent Hong Kong for gross proceeds of HK$185,000 (approximately $36,400). Other income also included a gain of approximately $6,600 relating to the sale of the Company’s 67% ownership interest in Four Seasons Hotel Prague for gross proceeds of $35,900.

6. Seasonality:

The Company’s hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is lower in December through March than during the remainder of the year. The Company’s ownership operations are particularly affected by seasonal fluctuations, with lower revenue, operating profit and cash flow in the first quarter; ownership operations typically incur an operating loss in the first quarter of each year. Typically the fourth quarter is the strongest quarter for the majority of the hotels.

Management operations are also seasonal in nature, as fee revenues are affected by the seasonality of hotel revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter, which has a negative impact on management revenues. However, this negative impact on management revenues generally is offset, to some degree, by increased travel to resorts in those months and may be offset to a greater extent as the portfolio of resort properties managed by the Company increases.

In 2002, this normal seasonality was also affected by the continued volatility of the equity markets, a delayed recovery in the global economy, and ongoing geopolitical concerns, which have continued to cause unprecedented volatility in business travel on a global basis. Leisure travel, while generally strong, is also being negatively affected in certain areas. In addition to these more general factors, specific local events have caused unanticipated disruptions to the operations of certain of the Company’s properties.

Summary of Hotel Operating Data – All Managed Hotels

Summary of Hotel Operating Data – Core Hotels(1)

(1)	The term “Core Hotels” means hotels and resorts under management for the full year of both 2002 and 2001. Changes from the 2001/2000 Core Hotels are the additions of Four Seasons Resort Nevis and Four Seasons Hotel Cairo at The First Residence, and the deletion of The Regent Jakarta (which closed for repairs in February 2002 following damage from extensive flooding).

(2)	Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.
(3)	ADR is defined as average daily room rate per room occupied.
(4)	RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort.

(5)	Gross operating margin represents gross operating profit as a percent of gross operating revenue.

Scheduled Opening of Hotels under Construction or in Advanced Stages of Development

Corporate Offices

Four Seasons Hotels and Resorts
1165 Leslie Street
Toronto, Ontario
Canada
M3C 2K8
Telephone: (416) 449-1750
Fax: (416) 441-4374
Internet Address: www.fourseasons.com

Investor Information

The Limited Voting Shares are listed on
The Toronto Stock Exchange (Stock Ticker Symbol: FSH)
and the New York Stock Exchange (Stock Ticker Symbol: FS)

Variable Multiple Voting and Limited Voting Shares outstanding at September 30, 2002: 35,203,280

Dividend policy: $0.11 per Limited Voting Share, and $0.055 per Variable Multiple Voting Share per annum payable semi-annually

Shareholder Information
Barbara Henderson,
Vice President,
Taxation and Investor Relations
(416) 441-4329
e-mail: investors@fourseasons.com

Reservations Information
 For reservations at Four Seasons Hotels and Resorts, please call toll-free:
(800) 268-6282 in Canada
(800) 332-3442 in the United States
Or visit our web site at www.fourseasons.com
For reservations at Regent International Hotels,
please call toll-free: (800) 545-4000
in Canada and the United States